UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                       Advancis Pharmaceutical Corporation
                       ------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    00764L109
                                 --------------
                                 (CUSIP Number)


                              Jeffrey B. Steinberg
                             HealthCare Ventures LLC
                                44 Nassau Street
                           Princeton, New Jersey 08542
                                 (609) 430-3900
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 12, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 22)

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00764L109                   13D                         PAGE 2 OF 22

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HEALTHCARE VENTURES V, L.P.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           N/A
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]


________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
________________________________________________________________________________
                           7     SOLE VOTING POWER

 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 3,629,973
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

REPORTING             __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 3,629,973
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,629,973
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           7.8%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           PN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT! *

CUSIP NO. 00764L109                   13D                         PAGE 3 OF 22

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HEALTHCARE PARTNERS V, L.P.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]

________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           N/A
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
________________________________________________________________________________
                           7     SOLE VOTING POWER

 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 3,629,973
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

REPORTING             __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 3,629,973
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           3,629,973
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.8%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           PN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 4 OF 22

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HEALTHCARE VENTURES VI, L.P.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]

________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           WC
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
________________________________________________________________________________
                           7     SOLE VOTING POWER

 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 6,727,566
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

REPORTING             __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 6,727,566
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           6,727,566
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.3%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           PN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 5 OF 22

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HEALTHCARE PARTNERS VI, L.P.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]

________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           WC
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
________________________________________________________________________________
                           7     SOLE VOTING POWER

 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 6,727,566
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

REPORTING             __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 6,727,566
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,727,566
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.3%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           PN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 6 OF 22

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HEALTHCARE VENTURES VII, L.P.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]

________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           WC
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
________________________________________________________________________________
                           7     SOLE VOTING POWER

 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 2,754,293
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

REPORTING             __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 2,754,293
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,754,293
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.82
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           PN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 7 OF 22

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HEALTHCARE PARTNERS VII, L.P.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]

________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           WC
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
________________________________________________________________________________
                           7     SOLE VOTING POWER

 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 2,754,293
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

REPORTING             __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 2,754,293
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,754,293
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.82%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           PN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 8 OF 22

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JAMES H. CAVANAUGH, PH.D.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]

________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           N/A
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
________________________________________________________________________________
                           7     SOLE VOTING POWER

                                 82,073
 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 13,111,832
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

 REPORTING                       82,073
                      __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 13,111,832
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,193,905
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.56%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           IN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 9 OF 22

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HAROLD R. WERNER
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           N/A
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
________________________________________________________________________________
                           7     SOLE VOTING POWER

                                 82,073
 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 13,111,832
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

 REPORTING                       82,073
                      __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 13,111,832
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,193,905
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.56%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           IN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 10 OF 22

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WILLIAM CROUSE
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           N/A
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
________________________________________________________________________________
                           7     SOLE VOTING POWER


 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 10,357,539
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

 REPORTING
                      __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 10,357,539
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           10,357,539
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.01%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           IN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 11 OF 22

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JOHN LITTLECHILD
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]

________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           N/A
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
________________________________________________________________________________
                           7     SOLE VOTING POWER


 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 13,111,832
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

 REPORTING
                      __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 13,111,832
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,111,832
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.41%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           IN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 12 OF 22


________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CHRISTOPHER MIRABELLI, PH.D.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           N/A
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
________________________________________________________________________________
                           7     SOLE VOTING POWER


 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 13,111,832
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

 REPORTING
                      __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 13,111,832
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,111,832
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.41%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           IN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 13 OF 22


________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AUGUSTINE LAWLOR
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           N/A
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
________________________________________________________________________________
                           7     SOLE VOTING POWER


 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 13,111,832
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

 REPORTING
                      __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 13,111,832
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,111,832
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.41%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           IN
________________________________________________________________________________

CUSIP NO. 00764L109                   13D                         PAGE 14 OF 22


________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ERIC AGUIAR, PH.D.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           N/A
________________________________________________________________________________
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [_]

________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
________________________________________________________________________________
                           7     SOLE VOTING POWER


 NUMBER OF            __________________________________________________________
                           8     SHARED VOTING POWER
  SHARES
                                 9,481,859
BENEFICIALLY          __________________________________________________________

OWNED BY EACH              9     SOLE DISPOSITIVE POWER

 REPORTING
                      __________________________________________________________

PERSON WITH               10     SHARED DISPOSITIVE POWER

                                 9,481,859
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,481,859
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.82%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           IN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Advancis Pharmaceutical Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 20425 Seneca Meadows Parkway, Germantown, Maryland 20876.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The name of the reporting persons are HealthCare Ventures V, L.P. ("HCVV"), HealthCare Partners V, L.P. ("HCPV"), HealthCare Ventures VI, L.P. ("HCVVI"), HealthCare Partners VI, L.P. ("HCPVI"), HealthCare Ventures VII, L.P. ("HCVVII"), HealthCare Partners VII, L.P. ("HCPVII"), Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor (HCVV, HCPV, HCVVI, HCPVI, HCVVII, HCPVII, Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor are hereafter sometimes hereinafter referred to as the "Reporting Persons"). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A.(1) HCVV, HCPV, HCVVI, HCPVI, HCVVII, and HCPVII, are limited partnerships organized and existing under the laws of the State of Delaware. HCPV is the General Partner of HCVV, HCPVI is the General Partner of HCVVI, and HCPVII is the General Partner of HCVVII. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor are the general partners of HCPV; Drs. Cavanaugh, Mirabelli, and Aguiar and Messrs. Werner, Littlechild, Crouse, and Lawlor are the general partners of HCPVI; and Drs. Cavanaugh, Mirabelli and Aguiar and Messrs Werner, Littlechild and Lawlor are the general partners of HCPVII.

                  (b) The business address for HCVV, HCPV, HCVVI, HCPVI, HCVVII, HCPVII, Drs. Cavanaugh and Aguiar and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542. The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

                  (c) Each of Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Drs. Cavanaugh and Aguiar and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

                  (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.


--------------
(1) Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are general partners of each of HCPV, HCPVI and HCPVII, the General Partners of HCVV, HCVVI and HCVVII, respectively, the record holders of the Issuer's securities. In addition, Dr. Aguiar is a general partner of each of HCPVI and HCPVII, the General Partners of each of HCVVI and HCVVII, the record holder of the Issuer's securities, and Mr. Crouse is a general partner of each of HCPV and HCPVI, the general partners of each of HCVV and HCVVI, respectively, the record holders of the Issuer's securities.

                  (e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) HCVV, HCPV, HCVVI, HCPVI, HCVVII and HCPVII are each limited partnerships formed and existing under the laws of the State of Delaware. Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are each individuals who are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  HCVVI and HCVVII acquired the Issuer's Common Stock and warrants to purchase Common Stock in a private placement of the Issuer (the "Private Placement") on April 12, 2007. The Common Stock and the warrants were sold in Units, each Unit consisting of one share of Common Stock and a warrant to purchase 0.75 shares of Common Stock (the "Units") for $2.36375 per Unit. HCVVI purchased 682,903 shares of the Issuer's Common Stock and warrants to purchase an additional 512,177 shares of the Issuer's Common Stock for an aggregate purchase price of $1,614,212. HCVVI used working capital to purchase the Units. HCVVII purchased 513,163 shares of the Issuer's Common Stock and warrants to purchase an additional 162,823 shares of the Issuer's Common Stock for an aggregate purchase price of $513,163. HCVVII used working capital to purchase the Units.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) Not Applicable.

         (b) Not Applicable

         (c) Not Applicable.

         (d) Not Applicable.

         (e) Not Applicable.

         (f) Not Applicable.

         (g) Not Applicable.

         (h) Not Applicable.

         (i) Not Applicable.

         (j) Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) HCVV directly beneficially owns 3,629,973 shares of the Common Stock of the Issuer representing 7.8% of the issued and outstanding shares of the Common Stock of the Issuer. HCVVI directly beneficially owns 6,727,566 shares of the Common Stock of the Issuer representing 14.3% of the issued and outstanding shares of the Common Stock of the Issuer consisting of (i) 6,215,389 shares of Common Stock; and (ii) immediately exercisable warrants to purchase 512,177 shares of the Issuer's Common Stock. HCVVII directly beneficially owns 2,754,293 shares of the Common Stock of the Issuer representing 5.82% of the issued and outstanding shares of the Common Stock of the Issuer consisting of (i) 1,975,892 shares of Common Stock; and (ii) immediately exercisable warrants to purchase 778,401 shares of the Issuer's Common Stock. HCPV may be deemed to indirectly beneficially own 3,629,973 shares of the Common Stock of the Issuer representing 7.8% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVV, the registered owner of the shares of Common Stock. HCPVI may be deemed to indirectly beneficially own 6,727,566 shares of the Common Stock of the Issuer representing 14.3% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVVI, the registered owner of the shares of Common Stock. HCPVII may be deemed to indirectly beneficially own 2,754,293 shares of the Common Stock of the Issuer representing 5.82% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVVII, the registered owner of the shares of Common Stock. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor may be deemed to indirectly beneficially own 13,111,832 shares of the Common Stock of the Issuer representing 27.41% of the issued and outstanding shares of the Common Stock of the Issuer as General Partners of each of HCPV, HCPVI, and HCPVII, the General Partners of HCVV, HCVVI, and HCVVII, respectively. Dr. Aguiar may be deemed to indirectly beneficially own 9,481,859 shares of the Common Stock of the Issuer representing 19.82% of the issued and outstanding shares of the Common Stock of the Issuer as a General Partner of each of HCPVI and HCPVII, the General Partners of HCVVI and HCVVII, respectively. Mr. Crouse may be deemed to indirectly beneficially own 10,357,539 shares of the Common Stock of the Issuer representing 22.01% of the issued and outstanding shares of the Common Stock of the Issuer as a General Partner of HCPV and HCPVI, the General Partners of HCVV and HCVVI, respectively. In addition, Dr. Cavanaugh directly beneficially owns the 82,073 shares of the Common Stock of the Issuer held by him representing .18% of the issued and outstanding shares of the Common Stock of the Issuer consisting of (i) 42,073 shares directly beneficially owned by Dr. Cavanaugh; and (ii) immediately exercisable options to purchase 40,000 shares of the Issuer's Common Stock. Mr. Werner directly beneficially owns 82,073 shares of the Common Stock of the Issuer held by him representing .18% of the issued and outstanding shares of the Common Stock of the Issuer consisting of (i) 29,550 shares directly beneficially owned by Mr. Werner; and (ii) immediately exercisable options to purchase 40,000 shares of the Issuer's Common Stock. In addition, Mr. Werner indirectly beneficially owns 13,523 shares of the Common Stock of the Issuer representing .03% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of the Werner Family Investment Limited Partnership (WFILP), the registered owner of the shares.

                  (b) HCVV and HCPV have the sole power to vote or dispose of all of the 3,629,973 shares of the Common Stock of the Issuer currently owned by them. HCVVI and HCPVI have the sole power to vote or dispose of all of the 6,727,566 shares of the Common Stock of the Issuer currently owned by them. HCVVII and HCPVII have the sole power to vote or dispose of all of the 2,754,293 shares of the Common Stock of the Issuer currently owned by them. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote or direct the vote or the disposition of the 13,111,832 shares owned by HCVV, HCVVI, and HCVVII. Dr. Aguiar shares the power to vote or direct the vote or the disposition of 9,481,859 shares owned by HCVVI and HCVVII. Mr. Crouse shares the power to vote or direct the vote or disposition of 10,357,539 shares owned by HCVV and HCVVI. In addition, Mr. Werner has the sole power to vote or dispose of the 82,073 shares held directly by him or as General Partner of the WFILP and Mr. Cavanaugh has the sole power to vote or dispose of the 82,073 shares held directly by him.

                  (c) During the past 60 days, HCVVI purchased the following shares of the Issuer's Common Stock and warrants to purchase Common Stock in the Private Placement:

         DATE OF TRANSACTION    NO. OF SHARES PURCHASED       PRICE PER UNIT
         -------------------    -----------------------       ---------------
           April 12, 2007       682,903 shares of Common          $2.36375
                                Stock and warrants to purchase
                                512,177 shares of Common
                                Stock

                  During the past 60 days, HCVVII purchased the following shares of the Issuer's Common Stock and warrants to purchase Common Stock in the Private Placement:

         DATE OF TRANSACTION    NO. OF SHARES PURCHASED       PRICE PER UNIT
         -------------------    -----------------------       ---------------
           April 12, 2007       217,097 shares of Common         $2.36375
                                Stock and warrants to purchase
                                162,823 shares of Common
                                Stock


                  (d) Not Applicable.

                  (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Joint Filing Agreement.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2007               HealthCare Ventures V, L.P.,
Princeton, New Jersey                by its General Partner, HealthCare Partners V, L.P.


                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ---------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               HealthCare Partners V, L.P.
Princeton, New Jersey

                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ---------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               HealthCare Ventures VI, L.P.,
Princeton, New Jersey                by its General Partner, HealthCare Partners VI, L.P.


                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ----------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               HealthCare Partners VI, L.P.
Princeton, New Jersey

                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ----------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               HealthCare Ventures VII, L.P.,
Princeton, New Jersey                by its General Partner, HealthCare Partners VII, L.P.


                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ----------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               HealthCare Partners VII, L.P.
Princeton, New Jersey

                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ----------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
                                         ---------------------------------------
Princeton, New Jersey                    James H. Cavanaugh, Ph.D.


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------
                                         Harold R. Werner


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------
                                         William Crouse


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------
                                         John W. Littlechild


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------
                                         Christopher Mirabelli, Ph.D.


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------
                                         Augustine Lawlor


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------
                                         Eric Aguiar, Ph.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Advancis Pharmaceutical Corporation, Inc., and affirm that this Schedule 13D is being filed on behalf of each of the undersigned.


Dated:  April 17, 2007               HealthCare Ventures V, L.P.,
Princeton, New Jersey                by its General Partner, HealthCare Partners V, L.P.


                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ---------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               HealthCare Partners V, L.P.
Princeton, New Jersey

                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ---------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               HealthCare Ventures VI, L.P.,
Princeton, New Jersey                by its General Partner, HealthCare Partners VI, L.P.


                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ---------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               HealthCare Partners VI, L.P.
Princeton, New Jersey

                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ---------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               HealthCare Ventures VII, L.P.,
Princeton, New Jersey                by its General Partner, HealthCare Partners VII, L.P.


                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ---------------------------------------------
                                         Administrative Partner

Dated:  April 17, 2007               HealthCare Partners VII, L.P.
Princeton, New Jersey

                                     By: /s/ Jeffrey Steinberg, Administrative Partner
                                         ---------------------------------------------
                                         Administrative Partner


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------------
                                         James H. Cavanaugh, Ph.D.


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------------
                                         Harold R. Werner


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------------
                                         William Crouse


Dated:  April  , 2007                By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------------
                                         John W. Littlechild


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------------
                                         Christopher Mirabelli, Ph.D.


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------------
                                         Augustine Lawlor


Dated:  April 17, 2007               By: /s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey                    ---------------------------------------------
                                         Eric Aguiar, Ph.D.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).